

November 9, 2011

Via E-mail
Mr. Fuxiang Zhang
Chief Executive Officer
China Nepstar Chain Drugstore Ltd.
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People's Republic of China

**Re:     China Nepstar Chain Drugstore Ltd.**
**Form 20-F for the Fiscal Year Ended December 31, 2010**
**Filed April 20, 2011**
**File No. 001-33751**

Dear Mr. Zhang:

We have reviewed your October 24, 2011 response to our September 26, 2011 letter and have the following comments.

Please respond to this letter within ten business days by amending your filing, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Summary of Significant Accounting Principles
(a) Principles of Consolidation, page F-14

1.  We have read your response to comment one in which you state that you believe that you are required to consolidate the Regional companies based on the guidance in ASC 810-10-15-22. Please provide us the following information to help us analyze your position:
    - Provide us with excerpts from the agreements that enable you to meet each of the six criteria for consolidation.
    - Some of your contractual agreements are with the Transferee companies and not directly the Regional companies which you are consolidating. Please explain how the agreements with the Transferee companies enable you to meet the criteria.
    - If you believe that the transferee companies represent a nominee shareholder arrangement, please explain why that is so.

- Clarify how you are able to sell or transfer your financial interests in the Regional companies.

Item 15. Controls And Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 91

2. Please refer to your response to our comment three. Your assessment that the business model is not complex and that there has not been any complex corporate transactions does not appear to be supported by your response, and we note that the former CFO resigned prior to the assessment of internal control over financial reporting as of December 31, 2010. Please re-consider your assessment of internal control over financial reporting and, if appropriate, revise it and disclose the reasons for the revised assessment including that your Finance Director and Chief Financial Officer do not have any formal accounting training in the U.S. and do not possess professional designations in U.S. GAAP. Further, if you revise your assessment of internal control over financial reporting, please also evaluate the effect of this revised assessment on your assessment of disclosure controls and procedures, and re-consider and revise, as appropriate, your assessment of disclosure controls and procedures.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant